UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A

Date of Report: August 23, 2018

BrewDog USA Inc.

Delaware
(State or other jurisdiction of incorporation or organization)

47-4320975
(I.R.S. Employer Identification No.)

96 Gender Road
Canal Winchester, Oh 43110

614-400-3077
(Issuer's telephone number, including area code)

Title of each class of securities issued pursuant to Regulation A: Common Stock

Item 9. In the Form 1-A and Offering Circular dated April 27, 2018 filed by BrewDog USA Inc. regarding this Regulation A Offering, the offering was scheduled to terminate on August 29, 2018 unless extended by the issuer. BrewDog USA Inc. hereby extends the offering as set out in the Form 1-A and Offering Circular. This Regulation A offering is now scheduled to terminate at 11:59 PM Pacific time on January 22, 2019, unless the issuer decides prior to that date and time to extend the offering for an additional time period.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

(Exact name of issuer as specified in its charter): BrewDog USA Inc.

By (Signature and Title): /s/ James Watt, Chief Executive Officer

Date: August 23, 2018